Credit Suisse Large Cap Value Fund (Credit Suisse Capital Funds) Effective February 28, 2002, the Large Cap Value Fund's investment policy was changed as follows:
Under normal market conditions the fund will invest at least 80% of net assets plus any borrowings for investment purposes in equity securities of U.S. companies with large market capitalizations. The Large Cap Value Fund considers a large company to be one whose market capitalization is equal to or greater than the smallest company in the Russell 1000 index.
The fund's 80% investment policy is non-fundamental and may be changed by the Board of Trustees of the fund to become effective upon at least 60 days' notice to shareholders prior to any such change

Credit Suisse Tax Efficient Fund f/k/a Blue Chip Fund (Credit Suisse Capital Funds)
Effective February 28, 2002, the Blue Chip Fund's investment policy was changed as follows:
Under normal market conditions the fund will invest at least 80% of net assets plus any borrowings for investment purposes in equity securities of U.S. "blue chip" companies. Blue chip companies are those companies which at the time of purchase are represented in the S&P 500 Index.
The fund's 80% investment policy is non-fundamental and may be changed by the Board of Trustees of the fund to become effective upon at least 60 days' notice to shareholders prior to any such change.
Effective on June 3, 2002:
?    The fund's name was changed to Credit Suisse Tax Efficient
Fund.
?    The fund's investment objective was changed to long-term
capital appreciation on an after-tax basis  (from long-term
capital appreciation).
?    The fund implemented an explicit investment strategy of
seeking to reduce, though not eliminate, taxable distributions to shareholders. The practices used to achieve this strategy will include offsetting gains realized in one security by selling another security at a capital loss, limiting sales of securities that result in capital gains and holding securities long enough to avoid higher short-term capital gains tax rates. However, gains may be realized when the fund believes the risk of holding a security outweighs tax considerations. The investment adviser's attempts to manage the fund in a tax efficient manner may hurt the fund's performance on a pre-tax basis. Therefore, the fund may be less attractive to persons who invest in the fund through tax-advantaged vehicles, such as. IRA's or 401(k) plans.

Credit Suisse Small Cap Value Fund (Credit Suisse Capital Funds) Effective February 28, 2002, the Small Cap Value Fund's investment policy was changed as follows:
Under normal market conditions the fund will invest at least 80% of net assets plus any borrowings for investment purposes in equity securities of small U.S. companies that appear to be undervalued. "Small-Cap" companies, for the purposes of this fund, are considered to be companies whose market capitalization is within the range of capitalizations of companies within the Russell 2000 Index.
The fund's 80% investment policy is non-fundamental and may be changed by the Board of Trustees of the fund to become effective upon at least 60 days' notice to shareholders prior to any such change.